U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File No.: 001-04192

Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☑ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

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Quarterly Report for the Three and Six Months Ended June 30, 2011

(August 15, 2011)

The following report and the discussion and analysis of our financial condition and results of operations for the three-and six-month periods ended June 30, 2011 should be read in conjunction with our unaudited interim financial statements and notes for the three and six months ended June 30, 2011, our 2010 annual audited financial statements and the notes thereto and 2010 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian securities regulators. Our financial statements for the three and six months ended June 30, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which may not be comparable to financial statements prepared in accordance with United States or Canadian generally accepted accounting principles. Unless otherwise stated, all references to dollar amounts herein are to United States dollars. As used in this document, the terms “we”, “us” and “our” mean Terra Nova Royalty Corporation and our subsidiaries, unless otherwise indicated. All references to “C$” herein are to Canadian dollars.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2010 filed with the SEC and Canadian securities regulators.

TERRA NOVA ROYALTY CORPORATION

CHAIRMAN’S LETTER

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TERRA NOVA ROYALTY CORPORATION

DEAR FELLOW SHAREHOLDERS

I am pleased to present the results for the three and six months ended June 30, 2011 for Terra Nova Royalty Corporation (“Terra Nova” or the “Company”). Before discussing these results with you in more detail, I would like to advise you of a change in the Company’s primary focus going forward. After considerable review and discussions, the Board of Directors has approved a name change to MFC Industrial Ltd., and determined that the Company should primarily focus its efforts on building our existing commodities activities into a global commodities supply chain business that will source and deliver commodities and materials to all industries, with an emphasis on the financing and risk management aspect of the business. We believe that this strategy will allow us to capitalize on our sourcing, finance, risk management and logistics capabilities and experience to maximize returns throughout the commodities supply chain.

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Revenues for our commodities and resources business were $257.0 million for the six months ended June 30, 2011, compared to $8.8 million for the same period in 2010, primarily as a result of the inclusion of the integrated commodities operations of Mass Financial Corp. (“Mass”), which we acquired in the fourth quarter of 2010. Included in our commodities and resources business are revenues generated by our royalty interest, which increased to approximately $12.3 million for the six months ended June 30, 2011, compared to $8.8 million for the same period in 2010. The increase in royalty revenue was mainly attributable to a higher royalty rate. A total of 1,515,120 tons of iron ore pellets were shipped during the six-month period ended June 30, 2011.

Revenues for our merchant banking business were $12.5 million for the six months ended June 30, 2011, compared to $nil for the same period in 2010, primarily as a result of the inclusion of Mass’s results.

Other revenues, which encompass our corporate and other investments, were $8.1 million for the six months ended June 30, 2011, compared to $1.1 million for the same period in 2010, primarily as a result of the inclusion of Mass’ results.

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

Costs of sales increased to $226.9 million during the six months ended June 30, 2011 from $6.0 million for the same period in 2010. Selling, general and administrative expenses increased to $21.8 million for the six months ended June 30, 2011 from $4.3 million for the same period in 2010. The increases were primarily linked to the inclusion of Mass’s operations.

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011

Revenues for our commodities and resources business were $138.2 million for the three months ended June 30, 2011, compared to $4.9 million for the same period in 2010, primarily as a result of the inclusion of the integrated commodities operations of Mass. Included in our commodities and resources business are revenues generated by our royalty interest of approximately $6.8 million for the three months ended June 30, 2011. A total of 795,770 tons of iron ore pellets were shipped during the three months ended June 30, 2011.

Revenues for our merchant banking business were $1.1 million for the three months ended June 30, 2011, compared to $nil for the same period in 2010 as a result of the inclusion of the activities of Mass.

Other revenues, which encompass our corporate and other investments, were $4.4 million for the three months ended June 30, 2011, compared to $0.9 million for the same period in 2010, and are attributable to the inclusion of Mass in the current quarter.

Costs of sales increased to $120.5 million during the three months ended June 30, 2011 from $3.3 million for the same period in 2010, while selling, general and administrative expenses increased to $10.4 million from $1.7 million for the same period of 2010. These increases are primarily linked to the inclusion of Mass’s operations in the current period.

OVERVIEW OF RESULTS FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2011

Our total revenues by operating segment and income from continuing operations for the six months ended June 30, 2011, as well as each of the three month periods ended June 30, 2011 and March 31, 2011 were:

REVENUES (2011)	All amounts in thousands
	June 30	June 30	March 31
	six months	three months	three months
Commodities and resources	$256,955	$138,210	$118,745

Merchant banking	12,511	1,110	11,401

Other	8,056	4,365	3,691

Total revenues	$277,522	$143,685	$133,837

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

INCOME FROM CONTINUING OPERATIONS (2011)
All amounts in thousands, except per share amounts
	June 30	June 30	March 31
	six months	three months	three months
Commodities and resources	$17,314	$12,453	$4,861

Merchant banking	12,610	630	11,980 *

Other	(13,739)	(1,477)	(12,262)

Income before income taxes	16,185	11,606	4,579

Income tax	(1,959)	(182)	(1,777)

Resource property revenue tax recovery (expenses)	(679)	502	(1,181)

Net loss attributable to non- controlling interest	1,370	71	1,299

Net income from continuing operations to shareholders	$14,917	$11,997	$2,920

Earning per share	$0.24	$0.19	$0.05

*Note: The income before income tax from the merchant banking segment was higher than its revenue in the three months ended March 31, 2011, which was due to a gain not recognized in revenue.

ONE-TIME NON-CASH EXPENSES

The following table shows the effects of one-time and non-cash discretionary expenses on 2011 earnings.

EFFECTS OF ONE-TIME & NON-CASH DISCRETIONARY EXPENSES IN 2011
All amounts in thousands, except per share amount
	June 30	March 31
	three months	three months
Share-based compensation	$—	$7,291

Other	145	1,472

Total	$145	$8,763

Per share impact, diluted	$—	$0.14

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

REVENUE BREAKDOWN FOR THE SIX MONTHS ENDED JUNE 30, 2011

The following pie charts show (i) the breakdown of revenue by business segment and (ii) revenue by region. Both charts are for the six months ended June 30, 2011.

FINANCIAL HIGHLIGHTS

The following table highlights certain selected key numbers and ratio in order to better understand Terra Nova’s financial position.

FINANCIAL HIGHTLIGHTS AS OF JUNE 30, 2011
All amounts in thousands, except per share amount and ratio
Cash and cash equivalents	$413,857

Short-term securities	21,379

Working capital	371,116

Acid test ratio*	2.23

Shareholders’ equity	557,658

Equity per common share	8.91

*Note: Calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables, divided by total current liabilities.

LIQUIDITY

As at June 30, 2011, we had cash and short-term securities of $435.2 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted

CHAIRMAN’S LETTER

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TERRA NOVA ROYALTY CORPORATION

capital ratio is calculated as net debt divided by adjusted capital, while net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LIQUIDITY	All amounts in thousands
	June 30, 2011	December 31 2010
Total debt	$55,007	$52,748

Less: cash and cash equivalents	(413,857)	(397,697)

Net debt (net cash and cash equivalents)	(358,850)	(344,949)

Shareholders’ equity	557,658	547,756

Debt-to-adjusted capital ratio	Not applicable*	Not applicable*

*Note: The debt-to-adjusted capital ratio as at June 30, 2011and December 31, 2010 were not applicable as we had a net cash and cash equivalents balance at such dates.

LONG-TERM DEBT	All amounts in thousands, except ratios
	June 30, 2011	December 31 2010
Long-term debt, less current portion	$29,668	$48,604

Shareholders’ equity	557,658	547,756

Long-term debt-to-equity ratio	0.05	0.09

We had a net cash and cash equivalents balance after deduction of our total debt, and our long-term debt-to-equity ratio was 0.05 and 0.09 as at June 30, 2011 and December 31, 2010 respectively.

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured finance and various other activities in both the commodities and finance areas.

As at June 30, 2011 we had credit facilities aggregating $379.0 million, of which unsecured revolving credit facilities totalled $181.9 million. We also had revolving credit facilities of $9.8 million for our structured trade finance activities with the margin charged by the lender being negotiable when the facility is used. We also had (i) a foreign exchange credit facility of $63.9 million and (ii) a non-recourse factoring arrangement with a bank for up to $123.4 million based on receivables from commodities operations. All of these facilities are renewable on a yearly basis.

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

SALE / DIVESTITURE OF ASSETS

We have completed a comprehensive review of our assets and identified some merchant banking and other non-core net assets in the amount of approximately $102.0 million, or $1.63 per share, which are not required for our future operations. We believe it is in the best interest of our shareholders to receive this value directly, by way of a special cash and/or spinout dividend or distribution. We are completing the final plan to do so in the most tax efficient manner for both the Company and its shareholders. We expect to complete this in November.

All of our assets are under constant review to assess the risk and acceptable returns for the Company.

DIRECTIONAL FOCUS

As mentioned above, we have determined to focus our efforts on building a global commodities supply chain business. We believe, by committing our capital and personnel, that this strategy will allow us to maximize returns throughout the commodities supply chain. But we still need to penetrate other markets and enhance our product lines.

We view the major advantages of the commodities supply chain business to be:

■	Turnaround cycle is generally short, resulting in a minimum risk profit realization.

■	Requires a minimal investment in fixed assets.

■	Generates long-term customer loyalty.

■	Allows us to leverage our ability to arrange and/or finance suppliers for the long-term.

■	Enables us to capitalize on our risk management expertise.

The Company plans to change its name to MFC Industrial Ltd. promptly upon receipt of regulatory approvals and our shares will continue to trade on the New York Stock Exchange under a new trading symbol, beginning in mid-September.

CORPORATE TAXATION

The Company continued to be fiscally responsible and paid minimal corporate income taxes during the first six months of 2011.

ANNUAL CASH DIVIDEND

The Company’s annual cash dividend is based on the annual dividend yield of the New York Stock Exchange Composite Index for the preceding year, plus 25 basis points. In January we announced the declaration of an aggregate cash dividend for 2011 of $0.20 per common share, representing a dividend yield of 2.58 percent, payable quarterly.

To date we have paid total cash dividends of $0.15 per share, with an additional payment of $0.05 per common share expected to be announced in the third quarter of 2011. In the future, we plan to announce and declare the cash dividend during the first full week of each year. The declaration, timing and payment of future dividends will depend on, among other things, our financial results.

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

EXPANSION PLANS

We are pleased with our new focus on building a global commodities supply chain company together with all of our corporate changes and emphasis on expansion of our operations. We have now identified several strategic acquisitions that will complement our new business focus. This strategy is now underway.

Our task now is to acquire and integrate new operations that will make us larger and, most important, more profitable.

We are generally optimistic that 2011 will be a watershed year as we pursue our acquisition strategy. We have a much stronger financial base than many other companies our size, and years of experience in buying good assets and realizing value. With the current financial uncertainty in the market, we believe that many interesting opportunities may present themselves.

Respectfully Submitted,

Michael J. Smith
Chairman of the Board

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

CHAIRMAN’S LETTER

Nature of Business

We are active in a broad spectrum of activities related to the integrated combination of commodities and resources and merchant banking. Our business is divided into three reportable segments: (i) commodities and resources, which includes our commodities trading activities and mineral and royalty interests; (ii) merchant banking, which includes trading, structured finance, logistics and financial services and proprietary investing activities; and (iii) other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business and corporate.

Our board of directors has recently determined that we should primarily focus our efforts on building our existing integrated commodities and resource operations into a global commodities supply chain business, which will source and deliver commodities and materials to all industries, with an emphasis on the financing and risk management aspect of the business. We believe that this strategy will allow us to capitalize on our sourcing, finance, risk management and logistics capabilities and experience to maximize returns throughout the commodities supply chain. To better reflect our new focus, we propose to change our name to “MFC Industrial Ltd.” in the third quarter of 2011, upon receipt of requisite regulatory approvals.

Commodities and Resources

Our commodities and resources business is globally focused and include our integrated commodities operations and our mineral interests. We conduct such operations primarily through our subsidiaries based in Vienna, Austria and supply various commodities, including minerals and metals, chemical and plastics and wood products to our customers. Such commodities originate either from our directly or indirectly held interests in resource projects or are secured by us from third parties. We also derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated.

Through our commodities and resources business, we also provide logistics, supply chain management and other services to producers and consumers of commodities. These activities are supported by strategic direct or indirect investments in natural resource assets operating in our core commodities, including the production of plastics, non-ferrous metals and minerals.

Our commodities operations include sourcing and supplying commodities. To a lesser extent, we also act as an agent for our clients. Our commodities operations often utilize innovative strategies and structures. We engage in purchases and sales with commodity and other producers who are unable to effectively realize sales due to their specific circumstances.

Generally we purchase or produce the underlying commodity and sell it to an end buyer or transfer it for another commodity which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply chain, distribution risk, and currency and capital requirements. In such commodities operations, we try to capture various trading, financing and currency spreads. Through our operations, we have been able to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into our financial activities.

Through our commodities operations, we have sourced, supplied and traded, primarily for our own account, commodities, including metals and minerals and chemicals and plastics.

We generally source commodities from Asia, Africa, Europe, Australia, the United States and the Middle East. Our commodities sales include the European, Middle Eastern, Asian and North and South American markets.

Our commodities operations are supported by our logistics and finance activities in order to provide cost effective and efficient transportation, as well as granting of payment terms for working capital requirements for our customers and partners.

We currently indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd. (“Knoll Lake Minerals”), which holds a direct mining lease from the Province of Newfoundland and Labrador. The mine is currently operated by Cliffs Natural Resources Inc. (“Cliffs”). Iron ore is shipped from the mine to Pointe Noire, Québec, Canada, where it is pelletized. In 2010, 2009 and 2008, 3.8 million, 3.2 million and 4.0 million tons of iron pellets, respectively, were shipped. In the three months ended March 31, 2011 and June 30, 2011, 719,350 and 795,770 tons, respectively, were shipped, compared to 874,174 and 941,033 in the same periods in 2010. Such shipments are subject to seasonal and cyclical fluctuations. The royalty is paid quarterly and is based on the tonnage of iron ore pellets shipped from Pointe Noire, Québec. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than C$3.25 million per annum until its expiry. In 1988, the royalty rate was amended to require a base royalty rate of C$1.685 per ton with escalations as defined in the sub-lease. We are indirectly obligated to make royalty payments of C$0.22 per ton on shipments of iron ore pellets from Pointe Noire, Québec, to Knoll Lake Minerals, which holds the direct lease over the mine property with the Province of Newfoundland and Labrador. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to Knoll Lake Minerals. In August 2011, we reorganized our royalty asset to hold an indirect 99.44% economic interest therein.

Merchant Banking

Our merchant banking operations include merchant banking and financial services, including specialized banking, corporate finance, third-party financing and other services, proprietary investing and our real estate and investment properties. We seek to invest in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized.

We use our financial and management expertise to add or unlock value within a relatively short time period. Our merchant banking activity is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time, sometimes taking more than one year. In addition, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers, or through contractual arrangements with them, including off-take agreements. The investments we make in commodity producers are part of our merchant banking strategy.

Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity, investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as part of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to our commodity and resources trading activities.

Other

Our other segment includes our corporate and investments, which include financing joint ventures through our Shanghai-based subsidiary which provides medical services, equipment and supplies.

Dividend Policy

On January 10, 2011, we announced that our board of directors had adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the New York Stock Exchange Composite Index for the preceding year plus 25 basis points. On the same date, we announced an annual cash dividend for 2011 of $0.20 per common share, payable in four quarterly installments. To date, a dividend payment of $0.05 per share has been made: (i) on January 31, 2011 to shareholders of record on January 20, 2011; (ii) on April 11, 2011 to shareholders of record on March 31, 2011; and (iii) on July 11, 2011 to shareholders of record on June 30, 2011.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the three and six months ended June 30, 2011 and 2010 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes. Our financial statements for the three and six months ended June 30, 2011 were prepared in accordance with IFRS.

General

We are an integrated commodities and resources and merchant banking company and conduct our operations internationally. Our activities include the supply and sale of commodities. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in merchant banking and financial services such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms and insurance companies, and other trade companies engaged in commodities in Europe, Asia and globally.

Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

A majority of our revenues is derived from our commodities and resources operations. The remaining portions are generally derived from financial services, sales of properties and net realized and unrealized gains on securities.

We view our book value per share as a key indicator of our overall financial performance. Our book value as at June 30, 2011 and December 31, 2010 is set forth below:

	June 30,	December 31,
	2011	2010
	(United States dollars in thousands, except per share amounts)

Book value	$557,658	$547,756
Book value per share	8.91	8.76

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

Our favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets, or a combination of these or other factors.

Although economic conditions continued to recover in the first half of 2011, such recovery remains generally tepid and the overall pace of recovery is uneven as developed economies are growing at a slower pace than emerging markets. There can be no assurance as to the pace of improvement of such economic condition in the near term.

Presentation of Financial Information/Accounting Treatment

We completed our acquisition of Mass Financial Corp. (“Mass”) and caused the amalgamation of Mass and our wholly-owned subsidiary in December 2010. As a result of the successful acquisition, we commenced consolidating Mass’s operations, including its commodities and merchant banking activities from November 16, 2010.

Until March 30, 2010, we also operated in the industrial plant design, engineering and equipment supply business (the “Industrial Business”) through KHD Humboldt Wedag International AG. As at March 30, 2010, we completed a plan of arrangement pursuant to which, among other things, we distributed approximately 26% of the outstanding shares of our Industrial Business (at such time) to our shareholders and ceased to consolidate it as at March 31, 2010. We distributed the substantial balance of our interest in Industrial Business to our shareholders over the course of 2010.

The disposition of our former Industrial Business in 2010 resulted in it being accounted for as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Because we are reclassifying prior years’ financial statements for the presentation of discontinued operations, our reported results including, among other things, earnings and earnings per share, are not consistent with that which was originally presented.

Results of Operations

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters presented in accordance with IFRS:

	June 30,	March 31,	December 31,	September 30,
	2011	2011	2010(1)	2010
	(United States dollars in thousands, except per share amounts)

Net sales	$142,032	$132,582	$57,006	$17,622
Equity income	1,653	1,255	954	—
Total revenues	143,685	133,837	57,960	17,622
Net income from continuing operations(2)	11,997	2,920	46,565	71
Basic earnings from continuing operations, per share	0.19	0.05	0.92	—
Diluted earnings from continuing operations, per share	0.19	0.05	0.92	—
Net income(2)	11,997	2,920	46,374	4,941
Basic earnings, per share	0.19	0.05	0.92	0.15
Diluted earnings, per share	0.19	0.05	0.92	0.15

Notes:

(1)	We consolidated the operations of Mass from November 16, 2010.

(2)	Net income attributable to our shareholders.

	June 30,	March 31,	December 31,	September 30,
	2010	2010	2009	2009
	(United States dollars in thousands, except per share amounts)

Net sales and total revenues	$5,836	$4,012	$5,573	$4,914
Net (income) loss from continuing operations(1)	1,004	(1,801)	(1,483)	(2,246)
Basic (income) loss from continuing operations, per share	0.03	(0.06)	(0.05)	(0.07)
Diluted (income) loss from continuing operations, per share	0.03	(0.06)	(0.05)	(0.07)
Net income (loss)(1)	(1,721)	(19,278)	37,691	5,883
Basic earnings (loss), per share	(0.06)	(0.64)	1.25	0.19
Diluted earnings (loss), per share	(0.06)	(0.64)	1.25	0.19

Note:

(1)	Net income attributable to our shareholders.

Three Months Ended June 30, 2011 Compared to the Three Months Ended June 30, 2010

The following table sets forth, for the periods indicated, certain key unaudited operating results and other financial information:

	Three Months Ended June 30
	2011	2010
	(United States dollars in thousands, except per share amounts)

Net sales	$142,032	$5,836
Gross revenues	143,685	5,836
Costs and expenses	133,031	4,977
Costs of sales	120,458	3,312
Selling, general and administrative expense	10,388	1,665
Net income from continuing operations(1)	11,997	1,004
Net loss from discontinued operations(1)	—	(2,725)
Net income (loss)(1)	11,997	(1,721)
Basic earnings (loss) per share:
Continuing operations	0.19	0.03
Discontinued operations	—	(0.09)
Diluted earnings per share:
Continuing operations	0.19	0.03
Discontinued operations	—	(0.09)

Note:

(1)	Net income attributable to our shareholders.

The following is a breakdown of our total revenues by activity for each of the three-month periods ended June 30, 2011 and 2010:

	June 30,
	2011	2010
	(United States dollars in thousands)

Gross Revenues:
Commodities and resources	$138,210	$4,949
Merchant banking	1,110	—
Other	4,365	887

	$143,685	$5,836

The following charts illustrate our revenues by business segment and geographic distribution in the three months ended June 30, 2011:

Based upon the average exchange rates for the three months ended June 30, 2011, the United States dollar decreased by approximately 11.7% in value against the Euro and approximately 5.8% in value against the Canadian dollar, compared to the average exchange rates for the same period in 2010. As at June 30, 2011, the United States dollar had decreased by approximately 7.8% against the Euro and 3.1% against the Canadian dollar since December 31, 2010.

Gross revenues for the three months ended June 30, 2011 increased to $143.7 million (consisting of net sales of $142.0 million and equity income from medical joint ventures of $1.7 million) from $5.8 million (consisting wholly of net sales) in the same period of 2010, primarily as a result of the inclusion of the results of the operations of Mass in the current quarter.

Gross revenues for our commodities and resources business were $138.2 million for the three months ended June 30, 2011, compared to $4.9 million for the same period in 2010, primarily as a result of the inclusion of Mass in the current quarter. During the three months ended June 30, 2011, income generated by the royalty increased to approximately $6.8 million from approximately $4.9 million in the same period of 2010. This increase in royalty income was mainly attributable to a higher royalty rate. A total of 795,770 tons and 941,033 tons of iron ore pellets were shipped during the three months ended June 30, 2011 and 2010, respectively.

Gross revenues for our merchant banking business were $1.1 million for the three months ended June 30, 2011, compared to $nil for the same period in 2010, primarily as a result of the inclusion of Mass in the current quarter.

Gross revenues for our other segment were $4.4 million for the three months ended June 30, 2011, compared to $0.9 million for the same period in 2010, primarily as a result of the inclusion of Mass in the current quarter.

Costs of sales increased to $120.5 million during the three months ended June 30, 2011 from $3.3 million for the same period in 2010, primarily as a result of the consolidation of Mass’s operations from November 16, 2010. The following is a breakdown of our costs of sales for each of the three-month periods ended June 30, 2011 and 2010:

	June 30,
	2011	2010
	(United States dollars in thousands)

Costs of Sales:
Commodities and resources	$117,189	$2,513
Loss on trading securities	—	799
Credit losses recovery on loans and receivables	(474)	—
Other	3,743	—

	$120,458	$3,312

Selling, general and administrative expenses, excluding share-based compensation, increased to $10.4 million for the three months ended June 30, 2011 from $1.7 million for the same period of 2010. The increase is primarily linked to the inclusion of Mass’s operations.

For the three months ended June 30, 2011, we incurred interest expenses of $2.2 million, compared to $nil in the same period of 2010. The interest expenses incurred in the second quarter of 2011 were in connection with interest payments on our long-term debt and credit facilities.

For the three months ended June 30, 2011, we incurred a net foreign currency transaction gain of $1.0 million, compared to a loss of $0.5 million in the three months ended June 30, 2010.

We recognized a provision for income taxes (other than resource property revenue taxes) of $0.2 million during the three months ended June 30, 2011, compared to a recovery of income taxes of $1.7 million during the same period of 2010. Our statutory tax rate was 26.5% during the three months ended June 30, 2011 compared to 28.5% for the same period in 2010. The effective tax rate in the current quarter was lower than our statutory tax rate. The income tax paid in cash during the three months ended June 30, 2011 was $9 thousand.

We had a resource property revenue recovery of $0.5 million during the three months ended June 30, 2011, compared to expenses of $1.1 million during the same period of 2010. The resource property revenues tax rate was 20% on the gross royalty revenue from our royalty interest, deducted at source, which is reduced by 20% of deductible expenses. The resource property revenue tax recovery was primarily a result of a tax refund claim.

Overall, we recognized an income tax recovery of $0.3 million (provision for income taxes of $0.2 million and recovery of resource property revenue taxes of $0.5 million) during the three months ended June 30, 2011, compared to $0.6 million (recovery of income taxes of $1.7 million and resource property revenue taxes of $1.1 million) during the same period of 2010.

For the three months ended June 30, 2011, our income from continuing operations was $12.0 million, or $0.19 per share on a basic and diluted basis, compared to a loss from continuing operations of $1.0 million, or $0.03 per share on a basic and diluted basis, for the same period in 2010.

Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010

The following table sets forth, for the periods indicated, certain key unaudited operating results and other financial information:

	Six Months Ended June 30
	2011	2010
	(United States dollars in thousands, except per share amounts)

Net sales	$274,614	$9,848
Gross revenues	277,522	9,848
Costs and expenses	260,074	10,280
Costs of sales	226,904	6,004
Selling, general and administrative expense	21,798	4,269
Share-based compensation expense	7,219	—
Net income (loss) from continuing operations(1)	14,917	(797)
Net loss from discontinued operations(1)	—	(20,202)
Net income (loss)(1)	14,917	(20,999)
Basic earnings (loss) per share:
Continuing operations	0.24	(0.03)
Discontinued operations	0.24	(0.67)
Diluted earnings (loss) per share:
Continuing operations discontinued operations	0.24	(0.03)
Discontinued operations	0.24	(0.67)

Note:

(1)	Net income attributable to our shareholders.

The following is a breakdown of our total revenues by activity for each of the six-month periods ended June 30, 2011 and 2010:

	June 30,
	2011	2010
	(United States dollars in thousands)

Gross Revenues:
Commodities and resources	$256,955	$8,768
Merchant banking	12,511	—
Other	8,056	1,080

	$277,522	$9,848

The following charts illustrate our revenues by business segment and geographic distribution in the six months ended June 30, 2011:

Based upon the average exchange rates for the six months ended June 30, 2011, the United States dollar decreased by approximately 5.6% in value against both the Euro and the Canadian dollar, compared to the average exchange rates for the same period in 2010. As at June 30, 2011, the United States dollar had decreased by approximately 7.8% against the Euro and 3.1% against the Canadian dollar since December 31, 2010.

Gross revenues for the six months ended June 30, 2011 increased to $277.5 million (consisting of net sales of $274.6 million and equity income from medical joint ventures of $2.9 million) from $9.8 million (consisting wholly of net sales) in the same period of 2010, primarily as a result of the inclusion of the results of the operations of Mass in the current quarter.

Gross revenues for our commodities and resources business were $257.0 million for the six months ended June 30, 2011, compared to $8.8 million for the same period in 2010, primarily as a result of the inclusion of Mass in the period.

During the six months ended June 30, 2011, income generated by our royalty increased to approximately $12.3 million from approximately $8.8 million in the same period of 2010. This increase in royalty income was mainly attributable to a higher royalty rate. A total of 1,515,120 tons and 1,815,207 tons of iron ore pellets were shipped during the six months ended June 30, 2011 and 2010, respectively.

Gross revenues for our merchant banking business were $12.5 million for the six months ended June 30, 2011, compared to $nil for the same period in 2010, primarily as a result of the inclusion of Mass in the period.

Gross revenues for our other segment were $8.1 million for the six months ended June 30, 2011, compared to $1.1 million for the same period in 2010, primarily as a result of the inclusion of Mass in the period.

Costs of sales increased to $226.9 million during the six months ended June 30, 2011 from $6.0 million for the same period in 2010, primarily as a result of the consolidation of Mass’s operations from November 16, 2010. The following is a breakdown of our costs of sales for each of the six-month periods ended June 30, 2011 and 2010:

	June 30,
	2011	2010
	(United States dollars in thousands)

Costs of Sales:
Commodities and resources	$221,379	$4,847
Loss on trading securities	—	1,157
Credit losses recovery on loans and receivables	(627)	—
Other	6,152	—

	$226,904	$6,004

Selling, general and administrative expenses, excluding share-based compensation, increased to $21.8 million for the six months ended June 30, 2011 from $4.3 million for the same period of 2010. The increase is primarily linked to the inclusion of Mass’s operations and, in particular, employee compensation expenses in the current quarter.

In the first half of 2011, we recorded a non-cash and discretionary share-based compensation expense of $7.2 million as a result of granting 2,635,000 options to our directors and employees in January 2011. The options vested immediately, resulting in all share-based compensation expense being fully recognized in the first quarter of

2011. The Company does not expect to grant additional options in 2011 and, accordingly, does not expect to incur and report share-based compensation expense over the remaining life of these options.

For the six months ended June 30, 2011, we incurred interest expenses of $4.2 million, compared to $7,000 in the same period of 2010. The interest expenses incurred in the second quarter of 2011 were in connection with interest payments on our long term debt and credit facilities.

For the six months ended June 30, 2011, we incurred a net foreign currency transaction loss of $1.3 million, compared to $0.3 million in the six months ended June 30, 2010.

We recognized a provision for income taxes (other than resource property revenue taxes) of $2.0 million during the six months ended June 30, 2011, compared to a recovery of income taxes of $1.9 million during the same period of 2010. Our statutory tax rate was 26.5% during the six months ended June 30, 2011 compared to 28.5% for the same period in 2010, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash during the six months ended June 30, 2011 was $44 thousand.

We also recognized resource property revenue taxes of $0.7 million during the six months ended June 30, 2011, compared to $2.0 million during the same period of 2010. The resource property revenues tax rate was 20% on the gross royalty revenue from the Wabush royalty, deducted at source, which is reduced by 20% of deductible expenses. The resource property revenues tax recovery was primarily a result of our filing a claim for tax refunds for the deductible expenses incurred.

Overall, we recognized an income tax expense of $2.6 million (provision for income taxes of $2.0 million and provision for resource property revenue taxes of $0.7 million) during the six months ended June 30, 2011, compared to $59,000 (recovery of income taxes of $1.9 million and resource property revenue taxes of $2.0 million) during the same period of 2010.

For the six months ended June 30, 2011, our income from continuing operations was $14.9 million, or $0.24 per share on a basic and diluted basis, compared to a loss from continuing operations of $0.8 million, or $0.03 per share on a basic and diluted basis, for the same period in 2010.

Liquidity and Capital Resources

General

Liquidity is of importance to companies in our businesses. Insufficient liquidity often results in underperformance and can even result in the failure of such businesses.

Our objectives when managing capital are: (i) to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in our industry, we monitor capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations.

	June 30,	December 31,
	2011	2010
	(United States dollars in thousands)

Total debt	$55,007	$52,748
Less: cash and cash equivalents	(413,857)	(397,697)

Net debt (net cash and cash equivalents)	(358,850)	(344,949)
Shareholders’ equity	557,658	547,756
Debt-to-adjusted capital ratio	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at June 30, 2011 and December 31, 2010. The debt-to-adjusted capital ratio as at June 30, 2011 and December 31, 2010 were not applicable as we had a net cash and cash equivalents balance.

	June 30,	December 31,
	2011	2010
	(United States dollars in thousands)

Long-term debt	$29,668	$48,604
Shareholders’ equity	557,658	547,756
Long-term debt-to-equity ratio	0.05	0.09

During the six months ended June 30, 2011, our strategy, which was unchanged from 2010, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. We had a net cash and cash equivalent balance after deduction of the total debt. Our long-term debt-to-equity ratio was 0.05 and 0.09 as at June 30, 2011 and December 31, 2010, respectively.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	June 30,	December 31,
	2011	2010
	(United States Dollars in thousands)

Cash and cash equivalents	$413,857	$397,697
Short-term securities	21,379	27,894
Total assets	895,496	854,256
Working capital	371,116	411,920
Long-term debt, less current portion	29,668	48,604
Shareholders’ equity	557,658	547,756

We maintain an adequate level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g. by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

As at June 30, 2011 cash and cash equivalents were $413.9 million, compared to $397.7 million as at December 31, 2010. As at June 30, 2011: (i) short-term securities decreased to $21.4 million from $27.9 million at December 31, 2010; (ii) loan receivable increased to $18.2 million from $5.8 million at December 31, 2010; (iii) trade receivables increased to $17.6 million from $13.1 million at December 31, 2010, primarily as a result of higher trading volumes; (iv) the value of our inventories were $76.5 million, compared to $67.1 million at December 31, 2010; (iv) the value of real estate held for sale was $13.5 million, compared to $12.5 million at December 31, 2010; and (v) the value of contract deposits, prepaid and other assets was $12.1 million, compared to $20.8 million at December 31, 2010.

Short-Term Bank Loans and Facilities

As part of our merchant banking and financial service activities, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

As at June 30, 2011, we had credit facilities aggregating $379.0 million as follows: (i) we had unsecured revolving credit facilities aggregating $181.9 million from banks; (ii) we had revolving credit facilities aggregating $9.8 million from banks for structured trade finance, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a non-recourse factoring arrangement with a bank for up to a credit limit of $123.4 million for our commodities activities. Generally, we may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $63.9 million with a bank. All of these facilities are renewable on a yearly basis.

Cash Flows

Due to the type of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis, our management believes it is more useful and meaningful to analyze our cash flows by the overall liquidity and credit availability. Please see the discussion on our financial position, earlier in this section.

Our business and, in particular, the commodities and resources and merchant banking, can be cyclical and the cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities for customers, for our own account, and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions by customers and for our own account can affect the level of receivables and influence overall working capital levels. We have a high level of cash on hand and credit facility amounts. Our management is of the opinion that we have sufficient cash flow from operations to meet our working capital and other requirements and to meet unexpected cash demands.

Cash Flows from Operating Activities

Operating activities provided cash of $48.1 million for the six months ended June 30, 2011, compared to utilizing $3.8 million for the same period in 2010. In the six months ended June 30, 2011, changes in short-term securities provided cash of $4.1 million, versus using $3.8 million in the comparable period of 2010. An increase in short-term cash deposits used cash of $4.8 million during the six months ended June 30, 2011, compared to $nil for the same period in 2010. A decrease in restricted cash provided $2.8 million for the six months ended June 30, 2011, compared to $nil in the same period of 2010. An increase in receivables used cash of $6.8 million in the six months ended June 30, 2011, versus providing cash of $0.2 million resulting from decreases in receivables in the same period of 2010. An increase of inventories used cash of $3.1 million in the six months ended June 30, 2011, compared to $nil in the same period of 2010. A decrease in contract deposits, prepaid and other provided cash of $8.9 million in the six months ended June 30, 2011, compared to using $86,000 from an increase for the same period in 2010. An increase of short-term bank borrowings provided cash of $30.2 million in the six months ended June 30, 2011, compared to $nil in the same period in 2010. A decrease in accounts payables and accrued expenses used cash of $8.4 million in the six months ended June 30, 2011, compared to $1.4 million in the same period of 2010.

Cash Flows from Investing Activities

Investing activities used cash of $33.2 million in the six months ended June 30, 2011, compared to $8.0 million in the same period of 2010, primarily as a result of purchases of long-term securities and increases in loan receivable, partially offset by proceeds from sales of available-for-sale securities. Purchases of long-term securities used cash of $31.8 million in the six months ended June 30, 2011, compared to $nil in the same period in 2010. Proceeds from sales of available-for-sale securities provided cash of $7.4 million in the six months ended June 30, 2011, compared to $nil in the same period of 2010. During the six months ended June 30, 2011, a net increase in loan receivables used cash of $12.4 million, compared to $8.0 million in the same period of 2010. Purchases of property, plant and equipment, net of sales, used cash of $0.6 million in the six months ended June 30, 2011, compared to $nil in the same period of 2010.

Cash Flows from Financing Activities

Net cash used by financing activities was $8.4 million for the six months ended June 30, 2011, compared to a provision of cash of $0.3 million for the same period in 2010, primarily as a result of a dividend paid to our shareholders and debt repayments, which used cash of $6.3 million and $2.2 million, respectively, compared to $nil in the same period of 2010.

Future Liquidity

We had no material commitments to acquire assets or operating businesses as at June 30, 2011. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our reporting currency is the United States dollar. We translate foreign self-sustained subsidiaries’ assets, liabilities, contingent liabilities and other financial obligations into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues are received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for Euros, Chinese yuans and Canadian dollars prevailing during that period.

In the six months ended June 30, 2011, we reported approximately a net $7.6 million currency translation adjustment gain within equity, compared to a net loss of $11.0 million in the same period of 2010.

Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2010 in connection with our long-term liabilities.

	Payments Due by Period
	Less Than			More Than
Contractual Obligations(1)(2)	1 Year	1 — 3 Years	3 — 5 Years	5 Years
	(United States dollars in thousands)

Long-term debt obligations	$5,985	$48,658	$1,640	$—
Capital lease obligations	—	—	—	—
Operating lease obligations	2,077	2,581	1,471	12
Purchase obligations	32,748	—	—	—
Other long — term liabilities, provision	362	232	—	—

Total	$41,172	$51,471	$3,111	$12

Notes:

(1)	The table does not include non-financial instrument liabilities and guarantees.

(2)	In addition to the tabular information, we have granted a credit facility up to $20.0 million to an affiliate, of which $18.2 million had been drawn and remains outstanding as at June 30, 2011.

There have been no significant changes since December 31, 2010.

Risk Management

Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 3 of our unaudited financial statements for the six months ended June 30, 2011 and Note 1 of our audited financial statements for the year ended December 31, 2010 for a discussion of significant accounting policies.

The following accounting policies are the most important to our ongoing financial condition and results of operations:

Revenue Recognition

We currently earn royalty income from our indirect interest in a resource property. The property is leased to an operator and the royalty is based on a pre-determined formula consisting of certain market variables and shipment tonnage. We receive the royalty computation information from the operator.

Inventories

Our inventories consist of raw materials, work-in-progress and finished goods.

In general, inventories are recorded at the lower of cost or estimated net realizable value. Commodities acquired in commodity broker-trader activities with the purpose of selling them in the near future and generating a profit from fluctuations in price or margin are measured at fair value less costs to sell. Accordingly, our management must make estimates about their pricing when establishing the appropriate provisions for inventories. For the finished goods and commodity inventories, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods by various marketing strategies and channels. Actual selling price could differ from the estimated selling price, and such differences could be material.

Receivables

Typically, receivables are financial instruments which are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in our receivables and judgments about economic conditions. As at June 30, 2011, we had recognized receivables aggregating $50.1 million.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the financial position and results for a period of years; (iii) liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and (vii) our business plan and strategy to divest the security or to restructure the investee.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine to what extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carry-forwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred tax assets. We recognized a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Not Yet Adopted

The following amendment was issued by the International Accounting Standards Board that is mandatory for our 2011 accounting year:

IAS 24, Related Party Disclosures, was revised to simplify the disclosure requirements for government-related entities and clarify the definition of a related party. This revision does not have material impact on the Group’s financial statements and presentation.

The following new accounting standards and amendments are expected to have significant effects on our accounting policies, financial positions and/or financial statement presentation.

IFRS 9, Financial Instruments, will replace IAS 39, Financial Instruments: Recognition and Measurement, effective from January 1, 2013. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income, rather than within the profit and loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In August 2011, the IASB published for public comment an exposure draft of proposals to adjust the mandatory effective date of IFRS 9. The exposure draft proposes an effective date of January 1, 2015 (currently January 1, 2013) for IFRS 9. The proposed deferral would only change the date when IFRS 9 would be mandatory. Entities could still elect to use IFRS 9 before 2015.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-2, Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity’s financial position. The amendments are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted.

Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued as amended to IAS 12, Income Taxes. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale. The amendments are effective for annual periods beginning on or after January 1, 2012.

We are currently evaluating the impacts that these new standards will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We have outstanding issued guarantees held by our trading and financial partners in connection with our commodities and resources activities, and as of June 30, 2011, we had outstanding issued guarantees of up to a maximum of $32.1 million. As of June 30, 2011, $2.9 million have been used and outstanding and have not been recorded as liabilities in the consolidated balance sheet. There has been no claim against the guarantees.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between December 31, 2010 and June 30, 2011, between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we may enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties. In addition to transactions disclosed elsewhere in our unaudited financial statements for the six months ended June 30, 2011 and in this interim report, we had the following transactions with affiliates during the six months ended June 30, 2011:

(United States
dollars in thousands)

Sales	$448
Royalty expenses paid and payable(1)	(341)
Costs of sales	(3,476)
Selling, general and administrative expenses	(28)

Note:

(1)	Included in income from interest in resource property.

We had the following items with related parties on the consolidated balance sheet at June 30, 2011:

(United States
dollars in thousands)

Other receivables, current	$190
Securities, non-current	128

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize is not effective, we may incur losses.

Please refer to Note 30 of our annual consolidated financial statements for the year ended December 31, 2010 for a qualitative and quantitative discussion of our exposure to market risks.

Outstanding Share Data

Our share capital consists of an unlimited number of common shares, Class A common shares, and Class A Preference Shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “TTT”. As of the date hereof, we have 62,561,421 common shares outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at June 30, 2011. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Acquired Business

In the fourth quarter of 2010, we acquired all of the outstanding shares of Mass and consolidated its results of operations from November 16, 2010. The businesses acquired pursuant to our acquisition of Mass have been excluded from management’s report on internal control over financial reporting as there was not sufficient time to complete an assessment of the internal controls of such businesses between the date of the acquisition and the date of management’s assessment of internal controls. Such acquired businesses represent a majority of our total revenues for the six months ended June 30, 2011. See “Results of Operations” and “Liquidity and Capital Resources” for further information.

Changes in Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS as required by National Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Statement Regarding Forward-Looking Information and Risk Factors and Uncertainties

Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also look for discussions of strategy that involve risks and uncertainties.

Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negative or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding:

•	future growth;

•	futures results of operations, performance, business prospects and opportunities;

•	our markets;

•	production, demand and prices for products and services, including iron ore and other minerals;

•	capital expenditures;

•	the economy;

•	foreign exchange rates; and

•	derivatives.

You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2010. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2010 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Business

  Our financial results may fluctuate substantially from period to period.

We expect our business to experience in the future significant periodic variations in its revenues and results of operations. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often we will hold or build upon these assets over time and the timing of its realization is not predictable. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

  Our earnings and, therefore, our profitability, may be affected by commodities price volatility.

The majority of our revenue from our commodities and resources business is derived from the sale of commodities, including metals, plastics and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore interests are directly connected to the price of iron ore. There are many factors influencing the price of metals, plastics and other commodities, including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, plastics, metals and other commodities may adversely affect our operating results. We have not engaged in material hedging transactions or alternative measures to manage possible price fluctuations.

  A weak global economy can adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

Our business, by its nature, does not produce predictable earnings, and it may be materially affected by conditions in the global financial markets and economic conditions generally.

Global financial markets experienced extreme and unprecedented disruption in the latter part of 2008, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Although financial markets stabilized and signs of a global economic recovery began to emerge in the latter part of 2009 and continued through 2010, the economic environment, particularly in the United States and Europe, continues to be generally weak and we remain exposed to a number of risks associated with weak or adverse economic conditions.

Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Market weakness can further result in losses to the extent that we own assets in such market.

The nature of the recovery in the global economy in general remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future.

  The commodities and resources and merchant banking businesses are highly competitive.

All aspects of the commodities and resources and merchant banking businesses are highly competitive, and we expect them to remain so.

Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to commodities supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses.

If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

  The operation of the iron ore mine underlying our royalty is generally determined by a third party owner and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine including as to reserves. The owner’s failure to perform or other operating decisions made by the owner, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, our results of operations and financial condition.

The commodities and resources segment of our business includes our indirect royalty interest in the iron ore mine. The revenue derived from the interest is based on production generated by the mine’s third party owner. The owner generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party owner and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party owner.

In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received a Canadian National Instrument 43-101 compliant technical report in respect of the mine. As such, we cannot independently determine reserve amounts or the estimated life of the mine and are instead wholly dependent on the determination of the reserves by the owner of the mine. We can provide no assurances as to the level of reserves at the mine. If the owner of the mine determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

  The profitability of our commodities and resources operations depends, in part, on the availability of adequate sources of supply.

Our commodities and resources business relies, among other things, on numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide commodities to us in the future. In periods of low industry prices, suppliers may elect to hold commodities to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling commodities to us, we will be unable to source and/or execute commodities transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

  We may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit our growth.

In order to grow our business, we may seek to acquire or merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

  Strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business.

We have grown and intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other acquisition costs, such as accounting fees, legal fees and investment banking fees) could significantly impact our operating results.

Although we perform diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of the assets and operations of these businesses.

Furthermore, any future acquisitions of businesses or facilities could entail a number of risks, including:

•	problems with the effective integration of operations;

•	inability to maintain key pre-acquisition business relationships;

•	increased operating costs;

•	exposure to substantial unanticipated liabilities;

•	difficulties in realizing projected efficiencies, synergies and cost savings;

•	the risks of entering markets in which we have limited or no prior experience; and

•	the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.

  We may fail to realize all of the anticipated benefits of our acquisition of Mass.

In 2010 we completed the acquisition of all of the outstanding shares of Mass. Realization of the anticipated benefits of the combination of the companies will require the successful integration of Mass’s business with ours. It is possible that the integration process could result in the disruption to our ongoing businesses or in inconsistencies in standards, controls, procedures and policies that may adversely affect our ability to maintain relationships with clients, customers and employees. If we experience difficulties with the integration process, the anticipated benefits of the successful completion of the acquisition of Mass may not be realized fully or at all, or may take longer to realize than expected. Integration efforts will also divert management attention and resources. These integration matters could have an adverse effect for an undetermined period.

  The industries in which we operate may be affected by disruptions beyond our control.

Our commodities and resources operations include direct or indirect investments in assets, such as smelting, refining, mining and processing operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular industrial assets for varying periods. In addition, smelting, refining, mining and processing operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

  Our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by commodities suppliers and failure of payment by our trading customers. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by purchasers of commodities by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities, and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any of these parties defaults on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

  Larger and more frequent capital commitments in our merchant banking business increase the potential for significant losses.

We may enter into large transactions in which we commit our own capital as part of our commodities and resources business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets, i.e., have long positions, a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

  We will be dependent on the payments made by the owners and operators of royalty and similar interests, and any delay in or failure of such royalty payments will affect the revenues generated by such interests.

To the extent that we retain our current indirect royalty interest, we will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our interests. Payments from production generally flow through the operator, and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, the recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

We have no or very limited access to operational data or to the actual properties underlying our royalty interests. Such limited access will likely be the case with any future royalty or similar interests acquired by us. Operators of royalty interests may inaccurately report data relating to the calculation of our royalty payments and underpay such royalty payments, which could adversely affect our results of operations and financial condition.

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

  We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our trading and merchant banking activities. These risks include market and credit risks associated with our merchant banking operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

  Our risk management strategies leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.

  Derivative transactions may expose us to unexpected risk and potential losses.

We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

  Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuation in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

  Our operations and infrastructure may malfunction or fail.

Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets, and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

  The exploration and development of mining and resource properties is inherently dangerous and subject to risk beyond our control.

Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increase in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, fire, explosion, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

  Our commodities and resources operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict the operations.

All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition.

Operating cost increases could have a negative effect on the value of, and income from, any royalty interests we may acquire by potentially causing an operator to curtail, delay or close operations at a mine site.

  We or the operators of our current and any future resource interests may not be able to secure required permits and licenses.

Operations underlying our resource interests may require licenses and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

  There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which would result in dilution to our shareholders.

  Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

Liquidity, or ready access to funds, is essential to companies engaged in commodities trading and financing and merchant banking. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our commodities and resources business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

  We may substantially increase our debt in the future.

We expect that it may be necessary for us to obtain financing with a bank or financial institution to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed — including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends — may impose additional constraints on our business operations and our financial strength.

  As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, our results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies, or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

  We are exposed to litigation risks in our business that are often difficult to assess or quantify. We anticipate that we will incur significant legal expenses every year in defending against litigation.

We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions, and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our merchant banking activities.

We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our results of operations.

  We rely significantly on the skills and experience of our executives and the loss of these individuals may harm our business.

Our future success depends to a significant degree on the skills, experience and efforts of our executives and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain “key person” insurance in relation to any of our employees.

  We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.

We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and training qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

  Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position from time to time.

Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in commodities trading, financing and merchant banking and for the acquisition of royalties, similar interests or resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

  We conduct business in countries with a history of corruption and transactions with foreign governments, and doing so increases the risks associated with our international activities.

As we operate internationally, we will be subject to the United States Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

  Employee misconduct could harm us and is difficult to detect and deter.

It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases, and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

  We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage our business and could expose our insurance subsidiaries to significant losses.

General Risks Faced by Us

  Investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of our common shares, class A common shares and class A preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

  Our constating documents contain indemnification provisions, and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our constating documents contain indemnification provisions, and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter shareholders from suing our officers and directors based upon breaches of their duties to us, though such an action, if successful, might otherwise benefit us and our shareholders.

  Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2011

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, Terra Nova Royalty Corporation discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2011.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of Terra Nova Royalty Corporation as at June 30, 2011 and the related consolidated statements of operations and retained earnings, comprehensive income and cash flows for the three- and six-month periods then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Terra Nova Royalty Corporation.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

TERRA NOVA ROYALTY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
June 30, 2011 and December 31, 2010
(Unaudited)
(United States Dollars in Thousands)

	2011	2010

ASSETS
Current Assets
Cash and cash equivalents	$413,857	$397,697
Short-term cash deposits	672	—
Securities	21,379	27,894
Restricted cash	720	3,464
Loan receivable	18,188	5,792
Trade receivables	17,578	13,088
Other receivables	14,285	12,107
Inventories	76,472	67,102
Real estate held for sale	13,537	12,480
Contract deposits, prepaid and other	12,144	20,847

Total current assets	588,832	560,471
Non-current Assets
Securities	16,938	7,262
Equity method investments	13,605	5,713
Investment property	39,944	38,584
Property, plant and equipment	4,179	4,202
Interests in resource properties	224,261	231,297
Deferred income tax assets	7,737	6,727

Total non-current assets	306,664	293,785

	$895,496	$854,256

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$107,145	$69,979
Debt, current portion	25,339	4,144
Dividend payable	3,125	—
Account payables and accrued expenses	41,259	47,130
Provisions	93	362
Income tax liabilities	3,703	3,803
Deferred sale liabilities	37,052	23,133

Total current liabilities	217,716	148,551
Long-term Liabilities
Debt, less current portion	29,668	48,604
Deferred income tax liabilities	62,832	64,436
Provisions	3	232
Deferred sale liabilities	25,902	39,993

Total long-term liabilities	118,405	153,265

Total liabilities	336,121	301,816
Equity
Capital stock	381,981	381,673
Treasury stock	(67,809)	(67,501)
Contributed surplus	13,028	5,775
Retained earnings	219,052	213,519
Accumulated other comprehensive income	11,406	14,290

Total shareholders’ equity	557,658	547,756
Non-controlling interests	1,717	4,684

Total equity	559,375	552,440

	$895,496	$854,256

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2011 and 2010
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2011	2010

Net sales	$274,614	$9,848
Equity income	2,908	—

Gross revenues	277,522	9,848
Costs and expenses:
Costs of sales	226,904	6,004
Selling, general and administrative	21,798	4,269
Share-based compensation expense — selling, general and administrative	7,219	—
Interest	4,153	7

	260,074	10,280

	17,448	(432)
Other item:
Foreign currency transaction loss, net	(1,263)	(306)

Income (loss) before income taxes	16,185	(738)
Income tax (expense) recovery:
Income taxes	(1,959)	1,897
Resource property revenue taxes	(679)	(1,956)

	(2,638)	(59)

Income (loss) from continuing operations	13,547	(797)
Loss from discontinued operations	—	(20,128)

Net income (loss) for the period	13,547	(20,925)
Net (income) loss attributable to non-controlling interests	1,370	(74)

Net income (loss) attributable to owners of the parent company	$14,917	$(20,999)

Consisting of: Continuing operations	$14,917	$(797)
Discontinued operations	—	(20,202)

	$14,917	$(20,999)

Basic earnings (loss) per share: Continuing operations	$0.24	$(0.03)
Discontinued operations	—	(0.67)

	$0.24	$(0.70)

Diluted earnings (loss) per share: Continuing operations	$0.24	$(0.03)
Discontinued operations	—	(0.67)

	$0.24	$(0.70)

Weighted average number of common shares outstanding
— basic	62,561,421	30,277,673
— diluted	62,610,166	30,277,673

The accompanying notes are an integral part of these consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2011 and 2010
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2011	2010

Net sales	$142,032	$5,836
Equity income	1,653	—

Gross revenues	143,685	5,836
Costs and expenses:
Costs of sales	120,458	3,312
Selling, general and administrative	10,388	1,665
Interest	2,185	—

	133,031	4,977

	10,654	859
Other item:
Foreign currency transaction gain (loss), net	952	(472)

Income before income taxes	11,606	387
Income tax (expense) recovery:
Income taxes	(182)	1,706
Resource property revenue taxes	502	(1,089)

	320	617

Income from continuing operations	11,926	1,004
Loss from discontinued operations	—	(2,725)

Net income (loss) for the period	11,926	(1,721)
Net loss attributable to non-controlling interests	71	—

Net income (loss) attributable to owners of the parent company	$11,997	$(1,721)

Consisting of: Continuing operations	$11,997	$1,004
Discontinued operations	—	(2,725)

	$11,997	$(1,721)

Basic earnings (loss) per share: Continuing operations	$0.19	$0.03
Discontinued operations	—	(0.09)

	$0.19	$(0.06)

Diluted earnings (loss) per share: Continuing operations	$0.19	$0.03
Discontinued operations	—	(0.09)

	$0.19	$(0.06)

Weighted average number of common shares outstanding
— basic	62,561,421	30,284,911
— diluted	62,580,080	30,284,911

The accompanying notes are an integral part of these consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
For the Six Months Ended June 30, 2011 and 2010
(United States Dollars in Thousands)

	2011	2010

Net income (loss) for the period	$13,547	$(20,925)
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	7,592	(16,128)
Reclassification adjustment for translation gains and losses to income statements for subsidiaries deconsolidated	—	5,091
Fair value gain on available-for-sale securities	(13,714)	—
Reclassification of fair value gain on available-for-sale securities to income statements for securities disposed of	3,345	—

Other comprehensive loss	(2,777)	(11,037)

Comprehensive income (loss) for the period	10,770	(31,962)
Comprehensive loss attributable to non-controlling interests	1,263	249

Comprehensive income (loss) attributable to owners of the parent company	$12,033	$(31,713)

Consisting of: Continuing operations	$12,033	$(2,663)
Discontinued operations	—	(29,050)

	$12,033	$(31,713)

The accompanying notes are an integral part of these consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
For the Three Months Ended June 30, 2011 and 2010
(United States Dollars in Thousands)

	2011	2010

Net income (loss) for the period	$11,926	$(1,721)
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	1,370	(4,661)
Fair value gain on available-for-sale securities	(7,863)	—
Reclassification of fair value gain on available-for-sale securities to income statements for securities disposed of	3,748	—

Other comprehensive loss	(2,745)	(4,661)

Comprehensive income (loss) for the period	9,181	(6,382)
Comprehensive loss attributable to non-controlling interests	28	—

Comprehensive income (loss) attributable to owners of the parent company	$9,209	$(6,382)

Consisting of: Continuing operations	$9,209	$(3,657)
Discontinued operations	—	(2,725)

	$9,209	$(6,382)

The accompanying notes are an integral part of these consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)
For the Six Months Ended June 30, 2011 and 2010
(United States Dollars in Thousands)

							Accumulated Other
							Comprehensive Income
	Capital Stock		Treasury Stock				Available-	Currency	Total	Non-
	Number of		Number of		Contributed	Retained	for-Sale	Translation	Shareholders’	Controlling	Total
	Shares	Amount	Shares	Amount	Surplus	Earnings	Securities	Adjustment	Equity	Interests	Equity

Balance at December 31, 2010	66,031,916	$381,673	(3,470,495)	$(67,501)	$5,775	$213,519	$1,991	$12,299	$547,756	$4,684	$552,440

Net income	—	—	—	—	—	14,917	—	—	14,917	(1,370)	13,547

Cash dividend	—	—	—	—	—	(9,384)	—	—	(9,384)	—	(9,384)

Stock-based compensation	—	—	—	—	7,253	—	—	—	7,253	(34)	7,219

Issuance of preferred shares	308,192	308	(308,192)	(308)	—	—	—	—	—	—	—

Derecognition of a subsidiary	—	—	—	—	—	—	—	—	—	(1,670)	(1,670)

Change in valuation allowance	—	—	—	—	—	—	(10,369)	—	(10,369)	—	(10,369)

Currency translation adjustment	—	—	—	—	—	—	—	7,485	7,485	107	7,592

Balance at June 30, 2011	66,340,108	$381,981	(3,778,687)	$(67,809)	$13,028	$219,052	$(8,378)	$19,784	$557,658	$1,717	$559,375

Balance at December 31, 2009	35,577,155	$141,604	(5,317,244)	$(83,334)	$7,232	$354,334	$—	$15,853	$435,689	$5,403	$441,092

Net loss	—	—	—	—	—	(20,999)	—	—	(20,999)	74	(20,925)

Dividend paid	—	—	—	—	—	—	—	—	—	(1,212)	(1,212)

Purchase of shares in a subsidiary	—	—	—	—	—	—	—	—	—	(12)	(12)

Distribution of shares in a former subsidiary	—	—	—	—	—	(82,991)	—	—	(82,991)	—	(82,991)

Exercise of stock options	25,000	406	—	—	(80)	—	—	—	326	—	326

Stock-based compensation	—	—	—	—	(1,415)	—	—	—	(1,415)	—	(1,415)

Deconsolidation of a former subsidiary	—	—	—	—	—	—	—	—	—	(3,930)	(3,930)

Currency translation adjustment	—	—	—	—	—	—	—	(10,714)	(10,714)	(323)	(11,037)

Balance at June 30, 2010	35,602,155	$142,010	(5,317,244)	$(83,334)	$5,737	$250,344	$—	$5,139	$319,896	$—	$319,896

The accompanying notes are an integral part of these consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
For the Six Months Ended June 30, 2011 and 2010
(United States Dollars in Thousands)

	2011	2010

Cash flows from continuing operating activities
Income (loss) from continuing operations	$13,547	$(797)
Adjustments for:
Amortization, depreciation and depletion	7,826	4,864
Foreign currency transaction losses, net	1,263	306
Loss on trading securities	2,030	1,157
Gain on available-for-sale and other securities	(3,584)	—
Share-based compensation	7,219	—
Deferred income taxes	588	(4,831)
Equity income	(2,908)	—
Market value increment on commodity inventories	(456)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	(4,798)	—
Short-term securities	4,081	(3,825)
Restricted cash	2,763	—
Receivables	(6,758)	217
Inventories	(3,097)	—
Contract deposits, prepaid and other	8,863	(86)
Short-term bank borrowings	30,175	—
Accounts payable and accrued expenses	(8,401)	(1,445)
Income tax liabilities	(7)	—
Provisions	(130)	—
Other	(87)	679

Cash flows provided by (used in) continuing operating activities	48,129	(3,761)
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(560)	—
Purchases of long-term securities	(31,794)	—
Proceeds from sales of available-for-sale securities	7,358	—
Increase in loan receivable	(14,530)	(8,000)
Decrease in loan receivable	2,134	—
Other	4,196	—

Cash flows used in by continuing investing activities	(33,196)	(8,000)
Cash flows from continuing financing activities
Debt repayment	(2,167)	—
Issuance of shares	—	326
Dividend paid	(6,259)	—

Cash flows provided by (used in) continuing financing activities	(8,426)	326
Cash flows used in discontinued operating activities	—	(14,762)
Cash flows used in discontinued investing activities	—	(285,991)
Cash flows used in discontinued financing activities	—	(11,541)
Exchange rate effect on cash and cash equivalents	9,653	(25,620)

Increase (decrease) in cash and cash equivalents	16,160	(349,349)
Cash and cash equivalents, beginning of period	397,697	420,551

Cash and cash equivalents, end of period	$413,857	$71,202

Cash and cash equivalents at end of period consisted of:
Cash	$265,051	$71,202
Money market and highly liquid funds	148,806	—

	$413,857	$71,202

The accompanying notes are an integral part of these consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
For the Three Months Ended June 30, 2011 and 2010
(United States Dollars in Thousands)

	2011	2010

Cash flows from continuing operating activities
Income from continuing operations	$11,926	$1,004
Adjustments for:
Amortization, depreciation and depletion	4,042	2,519
Foreign currency transaction (gains) losses, net	(952)	472
Loss on trading securities	2,184	799
Gain on available-for-sale and other securities	(221)	—
Deferred income taxes	(782)	(4,640)
Equity income	(1,653)	—
Market value increment on commodity inventories	(316)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	(4,798)	—
Short-term securities	3,056	(3,825)
Restricted cash	(175)	—
Receivables	(3,644)	(1,449)
Inventories	2,955	—
Contract deposits, prepaid and other	3,992	(78)
Short-term bank borrowings	9,807	—
Accounts payable and accrued expenses	3,226	(1,206)
Income tax liabilities	96	—
Provisions	(73)	—
Other	(219)	11

Cash flows provided by (used in) continuing operating activities	28,451	(6,393)
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(299)	—
Purchases of long-term securities	(9,307)	—
Proceeds from sales of available-for-sale securities	1,200	—
Increase in loan receivable	(5,290)	(8,000)
Decrease in loan receivable	1,614	—
Other	3,008	—

Cash flows used in continuing investing activities	(9,074)	(8,000)
Cash flows from continuing financing activities
Debt repayment	(883)	—
Dividend paid	(3,134)	—

Cash flows used in continuing financing activities	(4,017)	—
Cash flows provided by discontinued operating activities	—	3,728
Cash flows used in discontinued financing activities	—	(10,329)
Exchange rate effect on cash and cash equivalents	1,744	(5,009)

Increase (decrease) in cash and cash equivalents	17,104	(26,003)
Cash and cash equivalents, beginning of period	396,753	97,205

Cash and cash equivalents, end of period	$413,857	$71,202

Cash and cash equivalents at end of period consisted of:
Cash	$265,051	$71,202
Money market and highly liquid funds	148,806	—

	$413,857	$71,202

The accompanying notes are an integral part of these consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011
(Unaudited)

Note 1.	Basis of Presentation and Significant Accounting Policies

The condensed consolidated financial statements contained herein include the accounts of Terra Nova Royalty Corporation (“Terra Nova”) and its subsidiaries (collectively, the “Group”). The notes are stated in United States dollars (unless otherwise indicated) and rounded to the nearest thousands (except per share amounts).

The interim financial report has been prepared by Terra Nova in accordance with the English language version of International Financial Reporting Standards (“IFRS”) which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim financial statements for the six months ended June 30, 2010 were in compliance with IAS 34, Interim Financial Reporting. The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements, except for accounting policy changes made after the date of the most recent annual financial statements which are disclosed in Note 3 to this interim financial report. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of Terra Nova, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in Terra Nova’s latest annual report on Form 20-F. The results for the periods presented herein may not be indicative of the results for the entire year. The revenues from the Group’s resources activities involve seasonality and cyclicality.

Note 2.	Nature of Operations

Terra Nova is incorporated under the laws of British Columbia, Canada. Terra Nova holds an indirect interest in the Wabush iron ore mine in the Province of Newfoundland and Labrador, Canada and is active in the royalty industry.

In November and December 2010, Terra Nova, through a share exchange, acquired all of the issued and outstanding shares of TTT Acquisition Corp. (“TAC”, formerly Mass Financial Corp.). TAC and its subsidiaries are primarily in the commodities and resources business, as well as merchant banking. The Group consolidated the results of the operations of TAC Group since November 16, 2010. Accordingly, the current interim financial report included the results of TAC Group for the six months and three months ended June 30, 2011 while the comparative financial results for the same period in the preceding year did not include the results of TAC.

Until the end of March 2010, Terra Nova also operated in the industrial plant technology, equipment and service business for the cement and mining industries through its former subsidiary KHD Humboldt Wedag International AG in Germany and its subsidiaries and affiliates (collectively “KID”). Terra Nova ceased to consolidate KID from March 31, 2010 and completed the spin-off of KID by December 31, 2010. As a result, the results of operations of KID have been presented as discontinued operations. Accordingly, prior period financial statements, including business segment information as disclosed in Note 4, have been reclassified to reflect this change.

Note 3.	Accounting Policy Developments

The following amendment was issued by the IASB that is mandatory for the Group’s accounting year 2011:

IAS 24, Related Party Disclosures, was revised to simplify the disclosure requirements for government-related entities and clarify the definition of a related party. This revision does not have material impact on the Group’s financial statements and presentation.

TERRA NOVA ROYALTY CORPORATION

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

The following new accounting standards and amendments are expected to have significant effects on the Group’s accounting policies, financial positions and/or financial statement presentation.

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2013. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income, rather than within the profit and loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In August 2011, the IASB published for public comment an exposure draft of proposals to adjust the mandatory effective date of IFRS 9. The exposure draft proposes an effective date of January 1, 2015 (currently January 1, 2013) for IFRS 9. The proposed deferral would only change the date when IFRS 9 would be mandatory. Entities could still elect to use IFRS 9 before 2015.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-2, Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity’s financial position. The amendments are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted.

Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued as amended to IAS 12, Income Taxes.  IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale. The amendments are effective for annual periods beginning on or after January 1, 2012.

TERRA NOVA ROYALTY CORPORATION

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Note 4.	Business Segment Information

In reporting to management, the Group’s operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

Commodities and resources segment includes trading of commodities and resources, as well as the related producing, processing and extracting activities. It also includes the royalty income from the Group’s interest in resource property.

Merchant banking segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is properly recognized. The Group uses its financial and management expertise to add or unlock value within a relative short time period. The merchant banking business also provides trade finance and services.

All other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) combined assets. They primarily include business activities in medical equipment, instruments, supplies and services.

The Group consolidated the results of the operations of TAC Group since November 16, 2010. Accordingly, the current interim financial report included the results of TAC Group for the six months and three months ended June 30, 2011 while the comparative financial results for the same period in the preceding year did not include the results of TAC.

Products and Services

The Group’s total revenues comprised the following for the six months and three months ended June 30, 2011 and 2010, respectively:

Six Months Ended June 30:	2011	2010

Commodities and resources	$250,547	$8,768
Fees	4,261	7
Gains on securities, net	2,019	—
Interest	4,054	761
Dividend	267	—
Equity income	2,908	—
Derivative instrument gains, net	4,105	—
Other	9,361	312

Total revenues	$277,522	$9,848

Three Months Ended June 30:	2011	2010

Commodities and resources	$134,156	$4,949
Fees	2,145	7
Losses on securities, net	(1,540)	—
Interest	1,958	734
Dividend	221	—
Equity income	1,653	—
Derivative instrument losses, net	(701)	—
Other	5,793	146

Total revenues	$143,685	$5,836

TERRA NOVA ROYALTY CORPORATION

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Segment Operating Results

	Six Months Ended June 30, 2011
	Commodities	Merchant
	and Resources	Banking	All Other	Total

Revenues from external customers	$256,955	$12,511	$8,056	$277,522
Intersegment sale	25	4,114	157	4,296
Interest expense	4,128	22	3	4,153
Income (loss) from continuing operations before income taxes	17,314	12,610	(13,739)	16,185

	Six Months Ended June 30, 2010
	Commodities	Merchant
	and Resources	Banking	All Other	Total

Revenues from external customers	$8,768	$—	$1,080	$9,848
Intersegment sale	—	—	—	—
Interest expense	—	—	7	7
Income (loss) from continuing operations before income taxes	3,776	—	(4,514)	(738)

	Three Months Ended June 30, 2011
	Commodities	Merchant
	and Resources	Banking	All Other	Total

Revenues from external customers	$138,210	$1,110	$4,365	$143,685
Intersegment sale	—	1,621	5	1,626
Interest expense	2,174	11	—	2,185
Income (loss) from continuing operations before income taxes	12,453	630	(1,477)	11,606

	Three Months Ended June 30, 2010
	Commodities	Merchant
	and Resources	Banking	All Other	Total

Revenues from external customers	$4,949	$—	$887	$5,836
Intersegment sale	—	—	—	—
Interest expense	—	—	—	—
Income (loss) from continuing operations before income taxes	2,584	—	(2,197)	387

Note 5.	Capital Stock

Currently, Terra Nova has three classes of capital stock: class A common shares (the “Class A Common Shares”), common shares (the “Common Shares”) and preferred shares (the “Preferred Shares”). As at June 30, 2011, there are 62,561,421 Common Shares issued and outstanding.

All the treasury stock are held by the wholly-owned subsidiaries.

Note 6.	Consolidated Statements of Operations

Revenues

	2011	2010

Gross revenues as reported for the six months ended June 30	$277,522	$9,848

For the components of the Group’s gross revenues, please see Note 4.

TERRA NOVA ROYALTY CORPORATION

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

The Group’s revenues for the six months ended June 30 included the following items:

	2011	2010

Losses on trading securities, net	$(2,030)	$—
Realized gains on available-for-sale securities	3,584	—
Holding gains on advance sales of securities	60	—
Derivative instrument gains, net	4,105	—
Market value increment on commodities	456	—
Judgment interest from an arbitration in respect of a resource interest	1,247	—

Expenses

The Group’s costs of sales for the six months ended June 30 comprised:

	2011	2010

Commodities and resources	$221,379	$4,847
Losses on trading securities, net	—	1,157
Credit losses recovery on loans and receivables	(627)	—
Other	6,152	—

Total costs of sales	$226,904	$6,004

The Group included the following item in its costs of sales:

	2011	2010

Recovery of write-down of inventories, net	$(93)	$—

The Group included the following item in its selling, general and administrative expenses:

	2011	2010

Recovery of legal costs from an arbitration in respect of a resource interest	$(1,312)	$—

Note 7.	Stock-based Payments

Terra Nova has a 1997 Stock Option Plan and a 2008 Equity Incentive Plan.

Following is a summary of the status of the plans during the current period:

		2008 Plan		1997 Plan
		Weighted		Weighted
	2008 Plan	Average	1997 Plan	Average
	Number of	Exercise Price	Number of	Exercise Price
	Awards	per Share	Shares	per Share

Outstanding at December 31, 2010	—	—	—	—
Granted	915,000	$7.81	1,720,000	$7.81

Outstanding at June 30, 2011	915,000	$7.81	1,720,000	$7.81

As at June 30, 2011
Options available for granting in the future periods	585,000		12,344

TERRA NOVA ROYALTY CORPORATION

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

On January 1, 2011, options to purchase 2,635,000 common shares of Terra Nova were granted to directors and certain employees of the Group. The information on the stock options granted on January 1, 2011 is disclosed as follows. The Group uses Black-Scholes-Merton formula to compute the share-based compensation for the stock options.

Number of options granted	2,635,000
Vesting requirements	Immediately
Contractual life	5 years
Method of settlement	In equity
Exercise price per share	$7.81
Market price per share on grant date	$7.81
Expected volatility	60.09%
Option life	3 years
Expected dividends	2.58%
Risk-free interest rate	0.97%
Fair value of option per unit	$2.767

The expected volatility was determined based on the historical price movement, with adjustments for underlying businesses.

The following tables summarize the stock-based compensation expenses recognized by the Group for the six months ended June 30:

	2011	2010

Stock-based compensation expense (recovery) arising from options granted by:
Terra Nova	$7,291	$(1,415)
A Canadian non-wholly owned subsidiary	(72)	—

Total	$7,219	$(1,415)

As allocated to:
Continuing operations	$7,219	$—
Discontinued operations	—	(1,415)

Total	$7,219	$(1,415)

The stock-based compensation cost is not tax deductible under the Canadian income tax act and, therefore, the Group did not recognize any tax benefit from granting stock options.

Note 8.	Earnings (loss) per Share

Earnings (loss) per share data for the six months and three months ended June 30 from operations is summarized as follows:

Six Months Ended June 30:	2011	2010

Basic earnings (loss) from continuing operations available to holders of common shares	$14,917	$(797)
Effect of dilutive securities:	—	—

Diluted earnings (loss) from continuing operations	$14,917	$(797)

	Number of Shares
	2011	2010

Weighted average number of common shares outstanding — basic	62,561,421	30,277,673
Effect of dilutive securities:
Options	48,745	—

Weighted average number of common shares outstanding — diluted	62,610,166	30,277,673

TERRA NOVA ROYALTY CORPORATION

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Three Months Ended June 30:	2011	2010

Basic earnings from continuing operations available to holders of common shares	$11,997	$1,004
Effect of dilutive securities:	—	—

Diluted earnings from continuing operations	$11,997	$1,004

	Number of Shares
	2011	2010

Weighted average number of common shares outstanding — basic	62,561,421	30,284,911
Effect of dilutive securities:
Options	18,659	—

Weighted average number of common shares outstanding — diluted	62,580,080	30,284,911

Note 9.	Dividend paid

On January 10, 2011, Terra Nova announced it had declared an annual cash dividend and established an annual dividend policy as follows:

•	The annual dividend will be based on the annual dividend yield of the New York Stock Exchange Composite Index (the “NYSE Composite Index”) for the preceding year plus 25 basis points.

•	For 2011, an aggregate cash dividend of will be $0.20 per common share, representing a dividend yield of 2.58 percent.

•	The 2011 annual cash dividend will be paid in quarterly installments.

•	The first 2011 dividend payment of $0.05 per common share was paid on January 31, 2011 to shareholders of record on January 20, 2011. The second dividend of $0.05 per share shares was paid on April 11, 2011 to shareholders of record on March 31, 2011. The third dividend of $0.05 per share was paid on July 11, 2011 to shareholders of record on June 30, 2011.

•	The remaining quarterly dividend payments will be made in September 2011.

Note 10.	Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Group’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value which represents the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Group had the following transactions with affiliates during the six months ended June 30, 2011:

Sales	$448
Royalty expense paid and payable*	(341)
Costs of sales	(3,476)
Selling, general and administrative expenses	(28)

*	included in income from interest in resource property.

The Group had the following items with related parties on the consolidated balance sheet at June 30, 2011:

Other receivables, current	$190
Securities, non-current	128

TERRA NOVA ROYALTY CORPORATION

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Note 11.	Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at June 30, 2011.

Guarantees

The Group has issued a guarantee to a former subsidiary for its unsecured bonds up to an amount of $869. This guarantee expires in 2016.

As at June 30, 2011, the Group had issued guarantees up to a maximum of $32,065 to its trading and financing partners in the normal course of its commodities activities, of which $2,854 has been used and outstanding and has not been recorded as liabilities in the consolidated balance sheet. There has been no claim against the guarantees.

Note 12.	Subsequent Event

In August 2011, Terra Nova reorganized its Wabush royalty asset to hold an indirect 99.44% economic interest therein. Terra Nova will continue to consolidate its results.

Note 13.	Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on August 15, 2011.

TERRA NOVA ROYALTY CORPORATION REPORTS 2011 SECOND QUARTER RESULTS

- New Business Focus, Name Change and Divestments -

NEW YORK (August 15, 2011) . . . Terra Nova Royalty Corporation (“Terra Nova” or the “Company”) (NYSE: TTT) today announced results for the six months and second quarter ended June 30, 2011. Unless otherwise noted, all dollar amounts are in United States dollars.

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Revenues for our commodities and resources business were $257.0 million for the six months ended June 30, 2011, compared to $8.8 million for the same period in 2010, primarily as a result of the inclusion of the integrated commodities operations of Mass Financial Corp. (“Mass”), which we acquired in the fourth quarter of 2010. Included in our commodities and resources business are revenues generated by our royalty interest, which increased to approximately $12.3 million for the six months ended June 30, 2011, compared to $8.8 million for the same period in 2010. The increase in royalty revenue was mainly attributable to a higher royalty rate. A total of 1,515,120 tons of iron ore pellets were shipped during the six-month period ended June 30, 2011.

Revenues for our merchant banking business were $12.5 million for the six months ended June 30, 2011, compared to $nil for the same period in 2010, primarily as a result of the inclusion of Mass’s results.

Other revenues, which encompass our corporate and other investments, were $8.1 million for the six months ended June 30, 2011, compared to $1.1 million for the same period in 2010, primarily as a result of the inclusion of Mass’ results.

Costs of sales increased to $226.9 million during the six months ended June 30, 2011 from $6.0 million for the same period in 2010. Selling, general and administrative expenses increased to $21.8 million for the six months ended June 30, 2011 from $4.3 million for the same period in 2010. The increases were primarily linked to the inclusion of Mass’s operations.

PAGE 1/12

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011

Revenues for our commodities and resources business were $138.2 million for the three months ended June 30, 2011, compared to $4.9 million for the same period in 2010, primarily as a result of the inclusion of the integrated commodities operations of Mass. Included in our commodities and resources business are revenues generated by our royalty interest of approximately $6.8 million for the three months ended June 30, 2011. A total of 795,770 tons of iron ore pellets were shipped during the three months ended June 30, 2011.

Revenues for our merchant banking business were $1.1 million for the three months ended June 30, 2011, compared to $nil for the same period in 2010 as a result of the inclusion of the activities of Mass.

Other revenues, which encompass our corporate and other investments, were $4.4 million for the three months ended June 30, 2011, compared to $0.9 million for the same period in 2010, and are attributable to the inclusion of Mass in the current quarter.

Costs of sales increased to $120.5 million during the three months ended June 30, 2011 from $3.3 million for the same period in 2010, while selling, general and administrative expenses increased to $10.4 million from $1.7 million for the same period of 2010. These increases are primarily linked to the inclusion of Mass’s operations in the current period.

OVERVIEW OF RESULTS FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2011

The table below shows our total revenues by operating segment for the six months ended June 30, 2011, as well as each of the three month periods ended June 30, 2011 and March 31, 2011 were:

REVENUES (2011)	All amounts in thousands
	June 30	June 30	March 31
	six months	three months	three months

Commodities and resources	$256,955	$138,210	$118,745
Merchant banking	12,511	1,110	11,401
Other	8,056	4,365	3,691

Total revenues	$277,522	$143,685	$133,837

PAGE 2/12

The table below shows our income from continuing operations for the six months ended June 30, 2011, as well as each of the three month periods ended June 30, 2011 and March 31, 2011 were:

INCOME FROM CONTINUING OPERATIONS (2011)	All amounts in thousands, except per share amounts
	June 30	June 30	March 31
	six months	three months	three months

Commodities and resources	$17,314	$12,453	$4,861

Merchant banking	12,610	630	11,980 *

Other	(13,739)	(1,477)	(12,262)

Income before income taxes	16,185	11,606	4,579

Income tax	(1,959)	(182)	(1,777)
Resource property revenue tax recovery (expenses)	(679)	502	(1,181)

Net loss attributable to non- controlling interest	1,370	71	1,299

Net income from continuing operations to shareholders	$14,917	$11,997	$2,920

Earning per share	$0.24	$0.19	$0.05

*Note: The income before income tax from the merchant banking segment was higher than its revenue in the three months ended March 31, 2011, which was due to a gain not recognized in revenue.

ONE-TIME NON-CASH EXPENSES

The following table shows the effects of one-time and non-cash discretionary expenses on 2011 earnings.

EFFECTS OF ONE-TIME & NON-CASH DISCRETIONARY EXPENSES IN 2011
All amounts in thousands, except per share amount
	June 30	March 31
	three months	three months

Share-based compensation	$–	$7,291

Other	145	1,472

Total	$145	$8,763

Per share impact, diluted	$–	$0.14

PAGE 3/12

FINANCIAL HIGHLIGHTS

The following table highlights certain selected key numbers and ratio in order to better understand Terra Nova’s financial position.

FINANCIAL HIGHTLIGHTS AS OF JUNE 30, 2011 All amounts in thousands, except per share amount and ratio

Cash and cash equivalents	$413,857

Short-term securities	21,379

Working capital	371,116

Acid test ratio*	2.23

Shareholders’ equity	557,658

Equity per common share	8.91

*Note:	Calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables, divided by total current liabilities.

LIQUIDITY

As at June 30, 2011, we had cash and short-term securities of $435.2 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital, while net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LIQUIDITY	All amounts in thousands
	June 30, 2011	December 31 2010

Total debt	$ 55,007	$52,748

Less: cash and cash equivalents	(413,857)	(397,697)

Net debt (net cash and cash equivalents)	(358,850)	(344,949)

Shareholders’ equity	557,658	547,756

Debt-to-adjusted capital ratio	Not applicable*	Not applicable*

*Note:	The debt-to-adjusted capital ratio as at June 30, 2011 and December 31, 2010 were not applicable as we had a net cash and cash equivalents balance at such dates.

PAGE 4/12

LONG-TERM DEBT-TO-EQUITY RATIO	All amounts in thousands, except ratios
	June 30, 2011	December 31 2010

Long-term debt, less current portion	$29,668	$48,604

Shareholders’ equity	557,658	547,756

Long-term debt-to-equity ratio	0.05	0.09

We had a net cash and cash equivalents balance after deduction of our total debt, and our long-term debt-to-equity ratio was 0.05 and 0.09 as at June 30, 2011 and December 31, 2010 respectively.

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured finance and various other activities in both the commodities and finance areas.

As at June 30, 2011 we had credit facilities aggregating $379.0 million, of which unsecured revolving credit facilities totalled $181.9 million. We also had revolving credit facilities of $9.8 million for our structured trade finance activities with the margin charged by the lender being negotiable when the facility is used. We also had (i) a foreign exchange credit facility of $63.9 million and (ii) a non-recourse factoring arrangement with a bank for up to $123.4 million based on receivables from commodities operations. All of these facilities are renewable on a yearly basis.

SALE / DIVESTITURE OF ASSETS

We have completed a comprehensive review of our assets and identified some merchant banking and other non-core net assets in the amount of approximately $102.0 million, or $1.63 per share, which are not required for our future operations. We believe it is in the best interest of our shareholders to receive this value directly, by way of a special cash and/or spinout dividend or distribution. We are completing the final plan to do so in the most tax efficient manner for both the Company and its shareholders. We expect to complete this in November.

All of our assets are under constant review to assess the risk and acceptable returns for the Company.

DIRECTIONAL FOCUS

After considerable review and discussions, the Board of Directors has determined that the Company should primarily focus its efforts on building our existing commodities activities into a global commodities supply chain business that will source and deliver commodities and materials to all industries, with an emphasis on the financing and risk management aspect of the business. They have also approved a name change to MFC Industrial Ltd. We believe, by committing our capital and personnel, that this strategy will allow us to capitalize on our sourcing, finance, risk management and logistics capabilities and experience to maximize returns throughout the commodities supply chain. We still need to penetrate other markets and enhance our product lines.

PAGE 5/12

We view the major advantages of the commodities supply chain business to be:

•	Turnaround cycle is generally short, resulting in a minimum risk profit realization.

•	Requires a minimal investment in fixed assets.

•	Generates long-term customer loyalty.

•	Allows us to leverage our ability, arrange and/or finance suppliers for the long-term.

•	Enables us to capitalize on our risk management expertise.

The Company plans to implement the name change promptly upon receipt of regulatory approvals and our shares will continue to trade on the New York Stock Exchange under a new trading symbol, beginning in mid-September.

CORPORATE TAXATION

The Company continued to be fiscally responsible and paid minimal corporate income taxes during the first six months of 2011.

ANNUAL CASH DIVIDEND

The Company’s annual cash dividend is based on the annual dividend yield of the New York Stock Exchange Composite Index for the preceding year, plus 25 basis points. In January we announced the declaration of an aggregate cash dividend for 2011 of $0.20 per common share, representing a dividend yield of 2.58 percent, payable quarterly.

To date we have paid total cash dividends of $0.15 per share, with an additional payment of $0.05 per common share expected to be announced in the third quarter of 2011. In the future, we plan to announce and declare the cash dividend during the first full week of each year. The declaration, timing and payment of future dividends will depend on, among other things, our financial results.

EXPANSION PLANS

Michael Smith, Chairman, commented “We are pleased with our new focus on building a global commodities supply chain company together with all of our corporate changes and emphasis on expansion of our operations. We have now identified several strategic acquisitions that will complement our new business focus. This strategy is now underway.

“Our task now is to acquire and integrate new operations that will make us larger and, most important, more profitable.

“We are generally optimistic that 2011 will be a watershed year as we pursue our acquisition strategy. We have a much stronger financial base than many other companies our size, and years of experience in buying good assets and realizing value. With the current financial uncertainty in the market, we believe that many interesting opportunities may present themselves.”

Shareholders are encouraged to read the entire Form 6-K, which includes our unaudited financial statements and management’s discussion and analysis for the six months ended June 30, 2011 and has been filed with the Securities and Exchange Commission (“SEC”), for a greater understanding of the Company.

PAGE 6/12

Our annual report for the fiscal year ended December 31, 2010 on Form 20-F was filed with the SEC and Canadian securities regulators on March 31, 2011. The Company will provide a hard copy of the annual report, free of charge, upon request. Requests can be sent by mail to: Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review Terra Nova’s announcement and results. This call will be broadcast live over the Internet at www.terranovaroyalty.com. An online archive will be available immediately following the call and will continue for seven days. You may also to listen to the audio replay by phone by dialing: 1 (877) 344 7529, using conference number 10002970. International callers should dial: 1 (412) 317 0088.

ABOUT OUR COMPANY

Terra Nova is active in a broad spectrum of activities related to the integrated combination of commodities and resources and merchant banking. To obtain further information, please visit our website at: http://www.terranovaroyalty.com.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests; and (xii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A for the year ended December 31, 2010, which has been filed with Canadian securities regulators and filed on Form 20-F with the United States Securities and Exchange Commission.

AUDITED FINANCIAL TABLES FOLLOW —

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TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
June 30, 2011 and December 31, 2010
(Unaudited)
(United States Dollars in Thousands)

  ASSETS

	June 30	December 31
	2011	2010

Current Assets

Cash and cash equivalents	$413,857	$397,697
Short-term cash deposits	672	–
Securities	21,379	27,894
Restricted cash	720	3,464
Loan receivable	18,188	5,792
Trade receivables	17,578	13,088
Other receivables	14,285	12,107
Inventories	76,472	67,102
Real estate held for sale	13,537	12,480
Contract deposits, prepaid and other	12,144	20,847

Total current assets	588,832	560,471

Non-current Assets
Securities	16,938	7,262
Equity method investments	13,605	5,713
Investment property	39,944	38,584
Property, plant and equipment	4,179	4,202
Interests in resource properties	224,261	231,297
Deferred income tax assets	7,737	6,727

Total non-current assets	306,664	293,785

Total assets	$895,496	$854,256

PAGE 8/12

TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (cont’d)
June 30, 2011 and December 31, 2010
(Unaudited)
(United States Dollars in Thousands)

  LIABILITIES AND EQUITY

	June 30,	December 31
	2011	2010

Current Liabilities

Short-term bank borrowings	$107,145	$69,979
Debt, current portion	25,339	4,144
Dividend payable	3,125	–
Account payables and accrued expenses	41,259	47,130
Provisions	93	362
Income tax liabilities	3,703	3,803
Deferred sale liabilities	37,052	23,133

Total current liabilities	217,716	148,551

Long-term Liabilities

Debt, less current portion	29,668	48,604
Deferred income tax liabilities	62,832	64,436
Provisions	3	232
Deferred sale liabilities	25,902	39,993

Total long-term liabilities	118,405	153,265

Total liabilities	336,121	301,816

EQUITY

Capital stock	381,981	381,673
Treasury stock	(67,809)	(67,501)
Contributed surplus	13,028	5,775
Retained earnings	219,052	213,519
Accumulated other comprehensive income	11,406	14,290

Total shareholders’ equity	557,658	547,756
Non-controlling interests	1,717	4,684

Total equity	559,375	552,440

	$895,496	$854,256

PAGE 9/12

TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2011 and 2010
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2011	2010

Net Sales	$274,614	$9,848
Equity income	2,908	–

Gross revenues	277,522	9,848

Costs and Expenses:
Costs of sales	226,904	6,004
Selling, general and administrative	21,798	4,269
Share-based compensation - selling, general and administrative	7,219	–
Interest	4,153	7

	260,074	10,280

	17,448	(432)
Other item:
Foreign currency transaction loss, net	(1,263)	(306)

Income (loss) before income taxes	16,185	(738)
Income tax (expense) recovery:
Income taxes	(1,959)	1,897
Resource property revenue taxes	(679)	(1,956)

	(2.638)	(59)

Income (loss) from continuing operations	13,547	(797)
Loss from discontinued operations	–	(20,128)

Net income (loss) for the period	13,547	(20,925)
Net (income) loss attributable to non-controlling interests	1,370	(74)

Net income (loss) attributable to owners of the parent company	$14,917	$(20,999)

Consisting of: Continuing operations	$14,917	$(797)
Discontinued operations	–	(20,202)

	$14,917	$(20,999)

Basic and diluted earnings (loss) per share:
Continuing operations	$0.24	$(0.03)
Discontinued operations	–	(0.67)

	$0.24	$(0.70)

Weighted average number of common shares outstanding
- basic	62,561,421	30,277,673
- diluted	62,610,166	30,277,673

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TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2011 and 2010
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2011	2010

Net Sales	$142,032	$5,836
Equity income	1,653	–

Gross revenues	143,685	5,836

Costs and Expenses:
Costs of sales	120,458	3,312
Selling, general and administrative	10,388	1,665
Interest	2,185	–

	133,031	4,977

	10,654	859
Other item:
Foreign currency transaction gain (loss), net	952	(472)

Income before income taxes	11,606	387
Income tax (expense) recovery:
Income taxes	(182)	1,706
Resource property revenue taxes	502	(1,089)

	320	617

Income from continuing operations	11,926	1,004
Loss from discontinuing operations	–	(2,725)

Net income (loss) for the period	11,926	(1,721)
Net loss attributable to non-controlling interests	71	–

Net income (loss) attributable to owners of the parent company	$11,997	$(1,721)

Consisting of: Continuing operations	$11,997	$1,004
Discontinued operations	–	(2,725)

	$11,997	$(1,721)

Basic and diluted earnings (loss) per share:
Continuing operations	$0.19	$0.03
Discontinued operations	–	(0.09)

	$0.19	$(0.06)

Weighted average number of common shares outstanding
- basic	62,561,421	30,284,911
- diluted	62,580,080	30,284,911

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TERRA NOVA ROYALTY CORPORATION
FINANCIAL HIGHLIGHTS
As of June 30, 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amount and Ratios)

Cash and cash equivalents	$413,857

Short-term securities	21,379

Trade receivables	17,578

Current assets	588,832

Total assets	895,496

Current liabilities	217,716

Working capital	371,116

Current ratio	2.70

Acid test ratio	2.23

Long term debt, less current portion	29,668

Long-term debt-to-shareholders’ equity	0.05

Total Liabilities	336,121

Shareholders’ equity	557,658

Equity per common share	8.91

PAGE 12/12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael J. Smith
Michael J. Smith
Chairman

Date: August 15, 2011